Exhibit 99.13

Quantum eMotion Introduces Advanced

Entropy as a Service System, Powered by its

High Performance

Quantum Random Number Generator

MONTREAL, June 1st, 2023 – Quantum eMotion Corp. (“QeM” or the “Company”) (TSX-V: QNC; OTCMKTS: QNCCF) is pleased to announce its Entropy as a Service system, code named QxEAAS.

Entropy as a Service (EaaS) is a ground-breaking concept that involves a service provider offering on-demand entropy by means of a cloud network. Entropy, which in this context refers to the degree of randomness or uncertainty in a system, plays a vital role in cryptography where random numbers are used to generate cryptographic keys. To achieve high quality, QeM’s random number generator (QRNG2) utilizes the principles of the quantum electron tunnel effect, to produce truly random numbers that are inherently unpredictable and uncorrelated. By seamlessly incorporating this technology into the QxEaaS system, QeM fully leverages the advantages of QRNG2. This integration guarantees that QeM’s Sentry-Q cryptography platform benefits from the maximum levels of entropy, thereby bolstering its resistance against increasingly sophisticated and frequent cyberattacks.

Larry Moore, CTO of QeM, commented: “The QeM EaaS system provides a range of entropy and other IT security related services to authorized devices, and does so on demand. The system distributes cryptographically secured keys and strings that are generated by means of the company’s patented, quantum-effects based entropy sources”.

Larry Moore added: “The EaaS system also includes a range of safeguards to continually test for the quality and randomness of the generated entropy. Several established tests exist, such as the NIST Statistical Test Suite, DIEHARD battery of tests, or the TestU01 suite are included. These tests help verify that the generated entropy meets the desired standards.”

“I am delighted that QeM has achieved this landmark. The QxEAAS system leverages QeM’s cryptography library and further enhances the quality of security that can be obtained. This library includes the possibility of using quantum-safe primitives approved by NIST at the end of 2022. Together, the entropy as a service system and the quantum-safe encryption library, provide state of the art security for data communications and authentication”, said Francis Bellido, CEO of QeM.

About QeM

The Company’s mission is to address the growing demand for affordable hardware security for connected devices. The patented solution for a Quantum Random Number Generator exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced security for protecting high value assets and critical systems.

The Company intends to target the highly valued Financial Services, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.